UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. )

Under the Securities Exchange Act of 1934

TRIPADVISOR, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

896945201

(CUSIP Number)

Richard N. Baer, Esq.
Senior Vice President and General Counsel
Liberty TripAdvisor Holdings, Inc.
12300 Liberty Boulevard
Englewood, CO 80112
(720) 875-5200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 27, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 896945201

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Liberty TripAdvisor Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 30,959,751 shares

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 30,959,751 shares

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,959,751 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by the executive officers and directors of the Reporting Person.

13.

Percent of Class Represented by Amount in Row (11)
21.7%.  Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Person into shares of Common Stock.  Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Person may be deemed to beneficially own equity securities of the Issuer representing approximately 56.7% of the voting power of the Issuer.  See Item 5.

14.	Type of Reporting Person (See Instructions) CO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. )

Statement of

LIBERTY TRIPADVISOR HOLDINGS, INC.

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

TRIPADVISOR, INC.

Item 1.         Security and Issuer

The class of equity securities to which this statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.001 per share (“Common Stock”), of TripAdvisor, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 14 Needham Street, Newton, Massachusetts 02464.

Item 2.         Identity and Background

(a) - (c)

This Statement is being filed by the Reporting Person. The Reporting Person is filing this Statement to report its indirect acquisition on August 27, 2014 (the “Effective Date”) of the Common Stock and Class B common stock, par value $0.001 per share (the “Class B Common Stock”), of the Issuer as a result of the spin-off transaction (the “Spin-Off”) completed on the Effective Date. In the Spin-Off, Liberty Interactive Corporation, the Reporting Person’s former parent company (“Liberty”), distributed, by means of a dividend, to the holders of its Liberty Ventures common stock Liberty’s entire equity interest in the Reporting Person.  As a result of the Spin-Off, the Reporting Person became a separate, publicly traded company and 100% of Liberty’s interest in the Issuer is now held by the Reporting Person.

The principal business address of the Reporting Person is 12300 Liberty Boulevard, Englewood, Colorado 80112.  The Reporting Person is a holding company and, following the Spin-Off, its principal business, assets and liabilities consists of its approximate 22% ownership interest and 57% voting interest in the Issuer and its 100% ownership of its operating subsidiary, BuySeasons, Inc.

(d) - (f)

Schedule 1 attached to this Statement and incorporated herein by reference, provides the requested information with respect to each executive officer and director, as applicable, of the Reporting Person.  Each of such executive officers and directors is a citizen of the United States.

During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration

The Reporting Person acquired beneficial ownership of the shares of Common Stock reported on this Statement on August 27, 2014 pursuant to the Spin-Off.

Item 4.         Purpose of Transaction

The Reporting Person acquired the securities described in this Statement on the Effective Date pursuant to the Spin-Off and currently intends to hold such shares for investment purposes.  Gregory B. Maffei, Chief Executive Officer, President, and Director of the Reporting Person, and Christopher W. Shean, Senior Vice President and Chief Financial Officer of the Reporting Person, are members of the Issuer’s Board of Directors. Messrs. Maffei and Shean had been serving as directors of the Issuer pursuant to Liberty’s right under the Governance Agreement (as defined below) to nominate two persons to the board of directors of the Issuer. Upon the completion of the Spin-Off and the assignment of Liberty’s rights under the Governance Agreement to the Reporting Person Messrs. Maffei and Shean continue to serve directors of the Issuer pursuant to the Governance Agreement.

Other than as set forth in this Statement, the Reporting Person has no present plans or proposals that relate to or would result in:

(a)                                 The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)                                 An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)                                  A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)                                 Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)                                  Any material change in the present capitalization or dividend policy of the Issuer;

(f)                                   Any other material change in the Issuer’s business or corporate structure;

(g)                                  Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)                                 A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                                     A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)                                    Any action similar to any of those enumerated in items (a)-(i) above.

The Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the second paragraph of this Item 4.  Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters.  In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following:  the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.  Notwithstanding the above, any course of action taken by the Reporting Person will be subject to the restrictions described in Item 6 of this Statement.

Item 5.         Interest in Securities of the Issuer

(a) The Reporting Person is the beneficial owner of 18,159,752 shares of Common Stock and 12,799,999 shares of Class B Common Stock which shares constitute 13.9% of the outstanding shares of Common Stock and 100% of the outstanding shares of Class B Common Stock.  Assuming the conversion of all of the Reporting Person’s shares of Class B Common Stock into Common Stock, the Reporting Person would beneficially own 21.7% of the outstanding Common Stock (calculated in accordance with Rule 13d-3).  Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Person may be deemed to beneficially own equity securities of the Issuer representing approximately 56.7% of the voting power of the Issuer.  The foregoing beneficial ownership amounts exclude shares of Common Stock beneficially owned by the executive officers and directors of the Reporting Person.  The foregoing beneficial ownership amounts are based on there being outstanding, as of the close of business on July 23, 2014, 129,985,348 shares of Common Stock and 12,799,999 shares of Class B Common Stock, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 28, 2014.  Each of Mr. Maffei and Mr. Shean owns 5,220 shares of Common Stock, which includes 4,094 unvested restricted shares of Common Stock, and the Maffei Foundation beneficially owns 1,938 shares of Common Stock, as to which shares Mr. Maffei has disclaimed beneficial ownership.

(b) The Reporting Person has the sole power to vote or to direct the voting of shares of Common Stock beneficially owned by it and has the sole power to dispose or direct the disposition of such shares, subject to the rights of the lenders described in Item 6.

(c) Other than as disclosed in this Statement, no transactions were effected by the Reporting Person, or, to the knowledge of the Reporting Person, any Schedule I Person, with respect to the Common Stock during the 60 days preceding the date hereof.

(d) Not applicable.

(e) Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Governance Agreement

In connection with the Spin-Off, Liberty, the Issuer and the Reporting Person entered into an assignment and assumption agreement pursuant to which Liberty assigned, and the Reporting Person assumed, the rights, benefits and obligations of Liberty under the Governance Agreement, dated December 20, 2011, to which Liberty and the Issuer are parties (the “Governance Agreement”).  Pursuant to the Governance Agreement, so long as the Reporting Person beneficially owns at least 16,825,982 equity securities of Issuer and the shares the Reporting Person owns represent at least 15% of the total equity securities of the Issuer, the Reporting Person has the right to nominate up to 20% of the total number of the Issuer’s directors.  The Reporting Person also has the right to nominate one director of the Issuer so long as the Reporting Person beneficially owns at least 11,217,321 equity securities of the Issuer and the shares the Reporting Person owns represents at least 5% of the total equity securities of the Issuer. However, because the Reporting Person beneficially owns 22% of the equity and 57% of the total votes of all classes of the Common Stock, the Reporting Person is effectively able to control the outcome of all matters submitted to a vote or for the consent of the Issuer’s stockholders (other than with respect to the election by the holders of the Issuer’s common stock of 25% of the members of the Issuer’s Board of Directors as provided by the terms of the Issuer’s Certificate of Incorporation and matters as to which Delaware law requires a separate class vote).

In addition, the Governance Agreement provides that, for so long as the Reporting Person owns at least 14,956,428 equity securities and the shares the Reporting Person owns represent at least 5% of the total equity securities of the Issuer (the “Consent Condition”), the Issuer may not, without the prior approval of the Reporting Person, engage in any transaction that would result in the Reporting Person having to divest all or any part of its interests in the Issuer or any other material assets, or that would render continued ownership of such interests or assets illegal or would subject the Reporting Person to any fines, penalties or material additional restrictions or limitations. In addition, for so long as the Consent Condition applies, if the Issuer (or any of its subsidiaries) incurs any indebtedness (other than a customary refinancing not to exceed the principal amount of the existing obligation being refinanced) after which the Issuer’s “total debt ratio” (as defined in the Governance Agreement) equals or exceeds 8:1, then for so long as the total debt ratio continues to equal or exceed 8:1, the Issuer may not take any of the following actions without the prior approval of the Reporting Person:

•                                          (a) acquire or dispose of any assets or business, (b) issue any debt or equity securities, (c) redeem or repurchase any debt or equity securities of the Issuer or its subsidiaries, or (d) incur indebtedness, if the aggregate value of such transaction or transactions (alone or in combination) during any six month period equals 10% or more of the Issuer’s market capitalization at the time of such transaction;

•                                          engage in any line of business other than online and offline travel media and related businesses, or other businesses engaged in by Issuer as of the date of determination of the total debt ratio;

•                                          adopt any stockholder rights plan that would adversely affect the Reporting Person; or

•                                          grant consent rights similar in type and magnitude to those above to a stockholder of the Issuer.

The Governance Agreement also entitles the Reporting Person to certain preemptive rights and registration rights with respect to its shares of the Common Stock and Class B Common Stock.

Pursuant to the Governance Agreement, in certain cases, the Reporting Person must provide notice to the Issuer prior to taking certain actions: (a) prior to entering into any Hedging Transaction (as defined in the Governance Agreement) with respect to more than 4.9% of the outstanding shares of Common Stock and shares of Class B Common Stock, the Reporting Person shall give prior written notice to the Chief Financial Officer of the Issuer between one and ten business days prior to such transaction and (b) prior to a Transfer (as defined in the Governance Agreement) of any shares of Class B Common Stock to anyone other than a subsidiary of the Reporting Person, the Reporting Person must provide prior written notice to the board of directors of the Issuer.

The foregoing summary of the Governance Agreement between the Reporting Person and Issuer, is qualified by reference to the full text of the Governance Agreement, which is incorporated by reference as an exhibit to this Statement.

Margin Loans

On August 21, 2014 (the “Closing Date”), in connection with the Spin-Off, a bankruptcy remote wholly-owned subsidiary of the Reporting Person (“TripSPV”) borrowed cash in margin loans (the “Margin Loans”) under two margin loan agreements (the “Margin Loan Agreements”), secured by the Reporting Person’s ownership interest in the Issuer, which is held through Trip SPV. TripSPV borrowed term loans in a principal amount equal to $400 million pursuant to the Margin Loan Agreements. The maturity date of the Margin Loans is 3 years after the Closing Date. $350 million of the amount borrowed pursuant to the Margin Loan Agreements was distributed to Liberty prior to the Spin-Off.

TripSPV’s obligations under the Margin Loan Agreements are fully and unconditionally guaranteed solely by the Reporting Person and secured by first priority liens on all of the common stock of the Issuer owned by TripSPV, which constitutes all of the Common Stock and all of the Class B Common Stock of the Issuer owned by the Reporting Person.  If TripSPV defaults on its obligations under the Margin Loan Agreements, the lenders can declare all borrowings and paid in kind interest added to the principal amount of the Margin Loans, if any, outstanding under the Margin Loan Agreements, together with any accrued and unpaid interest, to be immediately due and payable, and if TripSPV and the Reporting Person are unable to pay such amounts, the lenders may foreclose on the pledged shares of Common Stock beneficially owned by the Company securing their respective Margin Loans and any other collateral that then secures TripSPV’s obligations under the Margin Loan Agreements, exercise any and all other rights such lenders may have against TripSPV at law or in equity and may pursue their respective rights under the guarantees of the Reporting Person.

Borrowings under the Margin Loan Agreements bear interest at a per annum rate equal to the 3-month LIBOR rate plus a spread of 3.25% to 3.65% per annum, unless it is unlawful for the applicable lender to fund or maintain loans based on LIBOR or there are material restrictions on the applicable lender to do so, in which case borrowings under the Margin Loan Agreements will bear interest at the greater of the federal funds rate, plus 1/2 of 1% and the prime rate of such lender, plus a spread of 3.25% to 3.65%. Interest is payable quarterly in arrears, beginning on the date that is three months after the Closing Date; provided that cash then credited to TripSPV’s collateral accounts shall be automatically applied toward accrued and unpaid interest on the then outstanding principal amounts of the loans and, if there is insufficient cash then credited to the collateral accounts to make the full interest payments then due on the loans, TripSPV may elect to apply such shortfall to the outstanding principal balance of the Margin Loans (with interest on such additional loan amount also accruing interest as set forth in the Margin Loan Agreements).

TripSPV may prepay the Margin Loans at any time, subject to certain notice requirements and an early termination premium if TripSPV prepays all or any portion of the Margin Loans prior to the date that is approximately 2 years after the Closing Date of such loans. The Margin Loan Agreements require mandatory prepayments, together with the payment of the early termination premium, if applicable, or, in some cases, the posting of additional collateral upon the occurrence of certain events that are customary for margin loans of this type.

The Margin Loan Agreements contain various affirmative and negative covenants that restrict the activities of TripSPV (including, with limited exceptions, the incurrence of additional indebtedness by TripSPV) and, in some cases, the Reporting Person, as guarantor. The Margin Loan Agreements do not include any financial covenants. The Margin Loan Agreements contain events of default that are customary for margin loans of this type, including upon the occurrence of the following events (and subject to customary cure periods and materiality thresholds):

•                                          failure to pay principal, interest or other amounts due under the Margin Loan Agreements (including margin calls or other mandatory prepayments);

•                                          failure to observe covenants or other agreements or inaccuracy of representations or warranties under the Margin Loan Agreements;

•                                          failure to give notice to the administrative agent upon the occurrence of certain events;

•                                          insolvency and related occurrences or events of insolvency with respect to TripSPV or the Reporting Person;

•                                          judgments entered against TripSPV or the Reporting Person above certain thresholds;

•                                          failure of enforceability or invalidity of the Margin Loan documents or the effectiveness of the liens created under the Margin Loan documents;

•                                          approval by Issuer of amendments to its organizational documents that would restrict the lenders’ ability to foreclose on and sell Issuer’s shares pledged under the Margin Loan documents;

•                                          default by the Reporting Person under the guarantee agreement entered into with respect to TripSPV’s obligations under the Margin Loan Agreements;

•                                          default by the Reporting Person or TripSPV under other agreements governing material indebtedness; and

•                                          early termination of any permitted derivative transaction with respect to the shares of Issuer pledged by TripSPV under the Margin Loan Agreements that arises out of a default by TripSPV.

Item 7.         Material to be Filed as Exhibits

7(a)                          Governance Agreement, dated as of December 20, 2011, by and between TripAdvisor, Inc. and Liberty Interactive Corporation (incorporated by reference to Exhibit 99.3 to Liberty Interactive Corporation’s Schedule 13D in respect of common stock of TripAdvisor, Inc., filed with the Securities and Exchange Commission on December 30, 2011).

7(b)                          Assignment and Assumption of Governance Agreement, made as of August 12, 2014, by and among Liberty TripAdvisor Holdings, Inc., Liberty Interactive Corporation and TripAdvisor, Inc.

7(c)                           Assistant Secretary’s Certificate.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 29, 2014	LIBERTY TRIPADVISOR HOLDINGS, INC.

	By:	/s/ Richard N. Baer
		Name:	Richard N. Baer
		Title:	Senior Vice President and General Counsel

Schedule 1

DIRECTORS AND EXECUTIVE OFFICERS

OF

LIBERTY TRIPADVISOR HOLDINGS, INC.

The name and present principal occupation of each director and executive officer of Liberty TripAdvisor Holdings, Inc. (“LTAH”) are set forth below.  Unless otherwise noted, the business address for each person listed below is c/o Liberty TripAdvisor Holdings, Inc., 12300 Liberty Boulevard, Englewood, Colorado 80112.  All executive officers and directors listed are United States citizens.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)

John C. Malone	Chairman of the Board and Director of LTAH

Gregory B. Maffei	Chief Executive Officer, President and Director of LTAH

Michael J. Malone	Director of LTAH

Chris Mueller	Director of LTAH

Larry E. Romrell	Director of LTAH

J. David Wargo	Director or LTAH

Richard N. Baer	Senior Vice President and General Counsel of LTAH

Albert E. Rosenthaler	Senior Vice President and Director of LTAH

Christopher W. Shean	Senior Vice President and Chief Financial Officer of LTAH

EXHIBIT INDEX

Exhibit No.	Description

7(a)

Governance Agreement, dated as of December 20, 2011, by and between TripAdvisor, Inc. and Liberty Interactive Corporation (incorporated by reference to Exhibit 99.3 to Liberty Interactive Corporation’s Schedule 13D in respect of common stock of TripAdvisor, Inc., filed with the Securities and Exchange Commission on December 30, 2011).

7(b)	Assignment and Assumption of Governance Agreement, made as of August 12, 2014, by and among Liberty TripAdvisor Holdings, Inc., Liberty Interactive Corporation and TripAdvisor, Inc.

7(c)	Assistant Secretary’s Certificate